Mr. Steven Jacobs

Branch Chief

Division of Corporation Finance

Re:	Innkeepers USA Trust
Form 10-K for the year ended December 31, 2005
File No. 001-12201

Dear Mr. Jacobs:

Innkeepers USA Trust (the “Company” or “We”) have reviewed your staff comments on our Form 10-K for the year ended December 31, 2005 and this letter is to respond to the staff comments.

1. Staff Comment

Management’s Discussion and Analysis of Financial Condition and Result of Operations. Critical Accounting Policies, page 15.

We note your response to prior comment 1 and we are unable to understand your conclusions regarding materiality related to the potential for impairment to both your deferred franchise conversion fees and deferred lease acquisition costs. It appears to us that there is potential for certain events to occur that could result in partial to full impairment of these deferred assets which are larger in amount that your income from continuing operations during two of the last three years. As such, please disclose your impairment policies for these deferred costs both within Management’s Discussion and Analysis of Financial Condition and Result of Operations and within the notes to the financial statements in future filings.

Company response

We will update our disclosure on the impairment of deferred assets in future filings. We currently intend to include disclosure substantially similar to the following:

“Deferred franchise conversion fees represent amounts the Company agreed to pay Marriott in consideration for permitting the Marriott management agreements on 17 hotels to be converted to franchise agreements during 2005. The agreement with Marriott allocated those fees to 15 of the 17 hotels. This deferred asset is amortized using the straight-line method of amortization. Upon the sale of a hotel to which deferred franchise fees have been allocated, the associated amount is written off. We review our deferred assets on an annual basis for impairment and when events or changes in business circumstances indicate that the value of the assets may not be fully recoverable. The Company reviewed its deferred assets for impairment and has determined that no impairment existed as of December 31, 200X (or an impairment charge of X was recorded because of             ).”

2. Staff Comment

We note in your response to prior comment 1 that no deferred conversion fees or deferred lease acquisition costs were associated with the hotels sold during 2004 and 2005. Please expand your response, in sufficient detail, to help us understand why the deferred lease acquisition costs are not relevant to the two Residence Inn hotels and the Holiday Inn Express hotel sold during 2005. In your response, please specifically indicate when these hotels were originally acquired and whether they had been under lease or management with the IH Lessee or IH Manager, respectively.

Company response

As discussed in the financial statements on the Form 10-K, between April and August 2003, the Company, the IH Lessee, and Marriott International, Inc. (“Marriott”) completed the “Management Conversion of Marriott-Managed Hotels” transaction. Of the three hotels referenced above, the Eden Prairie, MN Residence Inn hotel is the only hotel that was part of the Marriott Conversion Transaction. The Company acquired the Eden Prairie, MN Residence Inn hotel in January, 1997. This was one of the two hotels discussed in the prior response for which fees were not allocated because of their operating performance, and the estimated financial viability of the property. The Lake Oswego (Portland), OR Residence Inn hotel and the Lexington, MA Holiday Inn Express hotel were originally acquired in January, 1998 and February, 1996, respectively. These hotels were not part of the Marriott Conversion Transaction, and therefore none of the deferred franchise conversion fees relate to these two hotels. All three hotels were managed by the IH Manager.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or requests, please call me at (561) 227-1302.

Sincerely,

Dennis M. Craven

Chief Financial Officer

CC:	Jeffery H. Fisher, Chairman, Chief Executive Officer
Mark A. Murphy, General Counsel and Secretary
Michael Anise, Manager SEC Reporting